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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No._________)*

                          Datalink Systems Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23804A 10-7
     -----------------------------------------------------------------------
                                 (CUSIP Number)

           Edmund H. Shea, Jr., 655 Brea Canyon Road, Walnut, CA 91789
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 5, 1997
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                      (Continued on the following page(s))
                               Page 1 of 27 Pages

                     The Exhibit Index appears on Page 12.

_______________________________________________________________________________

CUSIP No.  23804 A 107               13D                   Page 2 of 27 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John F. Shea Co., Inc.
           94-1530032
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Nevada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       2,666,600
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       2,666,600
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,666,600
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  23804 A 107               13D                   Page 3 of 27 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Shea
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       2,666,600
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       2,666,600
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,666,600
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  23804 A 107               13D                   Page 4 of 27 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Edmund H. Shea, Jr.
           ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       2,666,600
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       2,666,600
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,666,600
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  23804 A 107               13D                   Page 5 of 27 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Peter O. Shea
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           OO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       2,666,600
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       2,666,600
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,666,600
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________

CUSIP No.  292007-10-1               13D                   Page 6 of 27 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James G. Shontere
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           CO
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       2,666,600
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       2,666,600
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,666,600
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 27 Pages
                                                                  ---  ----

Item 1.    Security and Issuer.

           This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Datalink Systems Corporation, a Nevada corporation (the "Company"). The address of the Company's principal executive office is 1735 Technology Drive, Suite 790, San Jose, CA 95110. The shares of Common Stock that are the subject of this statement are issuable upon conversion of the shares of the Company's Series A Convertible Preferred stock, par value $.001 per share (the "Series A Preferred Stock"), initially at a conversion rate of ten shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain instances.


Item 2.    Identity and Background.

           This statement is filed jointly by J.F. Shea Co., Inc., John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere (the "Reporting Persons"). (J.F. Shea Co., Inc. ("J.F. Shea")), a corporation organized under the laws of Nevada, whose business address is 655 Brea Canyon Road, Walnut, California 91789. J.F. Shea's principal business is heavy construction and residential and commercial construction. During the past five year, J.F. Shea has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           John F. Shea is a Director and President of J.F. Shea, Edmund H. Shea, Jr. is a Director and Vice President of J.F. Shea., Peter O. Shea is a Director and Vice President of J.F. Shea and James G. Shontere is a Director, Treasurer and Secretary of J.F. Shea. The business address for each of the foregoing Reporting Persons is 655 Brea Canyon Road, Walnut, California 91789. Each of Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere is a citizen of the United States. During the past five years, each of Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 8 of 27 Pages
                                                                  ---  ----


Item 3.    Source and Amount of Funds or Other Consideration.

           J.F. Shea acquired the Series A Preferred Stock from the Company for a purchase price of $999,975 with funds provided from working capital. In no case were any funds borrowed.

Item 4.    Purpose of Transaction.

           The Series A Preferred Stock was purchased from the Company in a private placement the (the "Private Placement') to accredited investors of Units (the "Units"), each Unit consisting of 40,000 shares of Series A Preferred Stock and 200,000 warrants (the "Warrants") to purchase the Company's Common Stock. The Warrants are exercisable at $.50 per share for a period commencing the later of November 5, 1998 or the date which the Company files an amendment to its articles of incorporation increasing its authorized shares of Common Stock to not less than 70,000,000 and expiring on November 5, 2002. The Series A Preferred Stock and Warrants where acquired by J.F. Shea solely for investment purposes and not for the purpose of acquiring control of the Company.

           The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
           (a) through (j), inclusive, of Item 4 of Schedule 13D except to the extent described in Item 6 hereof, to which reference is hereby made. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.


Item 5.    Interest in Securities of the Issuer.

           (a) J.F. Shea is the beneficial owner of a total of 2,666,600 shares of Common Stock issuable upon conversion of 266,660 shares of Series A Preferred Stock. Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere, in their capacity as directors of J.F. Shea, share voting and dispositive power with respect to such securities and may be deemed to be the beneficial owners of such securities.

                  The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 20,182,925 shares of Common Stock outstanding as of November 20, 1997, which does not include 2,740,000 shares of Series A Preferred Stock outstanding which are convertible into 27,400,000 shares of Common Stock. Holders of the Series A Preferred Stock vote together with holders of the Common Stock on the basis of one vote for each share of Common Stock into which the Series A Preferred Stock is then convertible (currently, a ten-for-one basis). If the shares of Common Stock issuable upon conversion of the Series A Preferred Stock are included in the number of shares of Common Stock outstanding, the Reporting Persons would beneficially own

                                                              Page 9 of 27 Pages
                                                                  ---  ----


                  approximately 5.6% of the issued and outstanding shares of Common Stock of the Company.


           (b) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                                    ---------

                  (ii)  shared power to vote or to direct the vote:

                        Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere share the power to vote or to direct the vote of those shares owned by J.F. Shea.

                  (iii) sole power to dispose or to direct the disposition of:

                                    ---------

                  (iv) shared power to dispose of or to direct the disposition of:

                        Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere share the power to dispose of or to direct the disposition of those shares owned by J.F. Shea.

           (c)    Inapplicable

           (d)    Inapplicable

           (e)    Inapplicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions or loss, or the giving or withholding of proxies).

           Under the terms of the subscription agreement between the Company and the purchasers of Series A Preferred Stock in the Private Placement, the Company is required to prepare

                                                             Page 10 of 27 Pages
                                                                 ----  ----


           and file a registration statement with the Securities and Exchange Commission (the "SEC") with respect to the Series A Preferred Stock, the Warrants and the shares of Common Stock underlying the Warrants and the Series A Preferred Stock.

Item 7.    Materials to be Filed as Exhibits.

           (1) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.


           (2) Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K filed with the SEC on December 5, 1997.


           (3) Subscription Agreement regarding purchase of the Company's Series A Preferred Stock.

                                                             Page 11 of 27 Pages
                                                                 ----  ----


                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   February 12, 1998               J. F. Shea Co., Inc.
         Walnut, California

                                         By:  /s/ Edmund H. Shea, Jr.
                                              ---------------------------
                                              Edmund H. Shea, Jr.,
                                              Vice President


Dated:   February 12, 1998
         Walnut, California              /s/ John F. Shea
                                         -------------------------
                                         John F. Shea


Dated:   February 12, 1998
         Walnut, California              /s/ Edmund H. Shea, Jr.
                                         -------------------------
                                         Edmund H. Shea, Jr.


Dated:   February 12, 1998
         Walnut, California              /s/ Peter O. Shea
                                         -------------------------
                                         Peter O. Shea


Dated:   February 12, 1998
         Walnut, California              /s/ James G. Shontere
                                         -------------------------
                                         James G. Shontere

                                                             Page 12 of 27 Pages
                                                                 ----  ----


                                  EXHIBIT INDEX


Exhibit No.                                                                Page
-----------                                                                ----

     (1) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1)    13
         under the Exchange Act.


     (2) Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K filed with the SEC on December 5, 1997.


     (3) Subscription Agreement regarding purchase of the Company's          14
         Series A Preferred Stock.

                                                             Page 13 of 27 Pages
                                                                 ----  ----



                                    EXHIBIT 1

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Datalink Systems, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:   February 12, 1998               J. F. Shea Co., Inc.
         Walnut, California

                                         By:  /s/ Edmund H. Shea, Jr.
                                              ---------------------------
                                              Edmund H. Shea, Jr.,
                                              Vice President


Dated:   February 12, 1998
         Walnut, California              /s/ John F. Shea
                                         -------------------------
                                         John F. Shea


Dated:   February 12, 1998
         Walnut, California              /s/ Edmund H. Shea, Jr.
                                         -------------------------
                                         Edmund H. Shea, Jr.


Dated:   February 12, 1998
         Walnut, California              /s/ Peter O. Shea
                                         -------------------------
                                         Peter O. Shea


Dated:   February 12, 1998
         Walnut, California              /s/ James G. Shontere
                                         -------------------------
                                         James G. Shontere

                                                             Page 14 of 27 Pages
                                                                 ----  ----

                                    EXHIBIT 3

                          DATALINK SYSTEMS CORPORATION

                  SUBSCRIPTION AGREEMENT made as of this ____ day of ________, 1997 between Datalink Systems Corporation, a Nevada corporation with its principal offices at 2105 Hamilton Avenue, Suite 240, San Jose, California 95125 (the "Company") and the undersigned (the "Subscriber").

                  WHEREAS, the Company desires to issue a minimum of 27 and a maximum of 54 units ("Units") in a private placement, containing a minimum of 1,080,000 shares and a maximum of 2,160,000 shares (the "Shares") of Series A Convertible Preferred Stock, par value $.001 per share (the "Convertible Preferred Stock"), each Unit consisting of 40,000 Shares (which Shares are each convertible into 10 shares of the Company's Common Stock, $.001 par value (the "Common Stock") as described in the Certificate of the Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock included as Exhibit A to the Memorandum (defined below)) and 200,000 common stock purchase warrants (the "Warrants") in the form under the Warrant Agreement attached hereto as Exhibit B on the terms and conditions hereinafter set forth and the Subscriber desires to acquire the number of Units set forth on the signature page hereof;

                  NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

                  I. SUBSCRIPTION FOR UNITS AND REPRESENTATIONS BY AND COVENANTS OF SUBSCRIBER

                      1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Units as is set forth upon the signature page hereof at a price equal to $150,000 per Unit, and the Company agrees to sell such Units to the Subscriber for said purchase price subject to the Company's right to sell to the Subscriber such lesser number of Units as the Company may, in its sole discretion, deem necessary or desirable. The purchase price is payable by certified or bank check made payable to United States Trust Company of New York, as Escrow Agent for Datalink Systems Corporation, or by wire transfer of funds, contemporaneously with the execution and delivery of this Subscription Agreement. Certificates representing the Shares and Warrants will be delivered by the Company within ten (10) days following the consummation of this offering as set forth in Article III hereof. The Subscriber understands however, that this purchase of Units is contingent upon the Company making sales of a minimum of 27 Units prior to the Termination Date as defined in Article III hereof.

                      1.2 The Subscriber recognizes that the purchase of Units involves a high degree of risk in that (i) the Company has generated only nominal revenues and has incurred substantial losses since its inception (ii) an investment in the Company is highly speculative and

                                                             Page 15 of 27 Pages
                                                                 ----  ----



only investors who can afford the loss of their entire investment should consider investing in the Company and the Units; (iii) he may not be able to liquidate his investment; (iv) transferability of the securities comprising the Units is extremely limited; and (v) in the event of a disposition, an investor could suffer the loss of his entire investment, as well as other risk factors as more fully set forth herein and in the Private Placement Memorandum dated September 23, 1997 (including all exhibits and other attachments thereto, the "Memorandum").

                      1.3 The Subscriber represents and warrants that he is an "accredited investor" as such term in defined in Rule 501 of Regulation D promulgated under the United States Securities Act of 1933, as amended (the "Act"), as indicated by his responses to the Investor Questionnaire, and that he is able to bear the economic risk of an investment in the Units. The Subscriber further represents and warrants that the information furnished in the Investor Questionnaire is accurate and complete in all material respects.

                      1.4 The Subscriber acknowledges that he has prior investment experience, including investment in non-listed and non-registered securities, or he has employed the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by the Company both to him and to all other prospective investors in the Units and to evaluate the merits and risks of such an investment on his behalf, and that he recognizes the highly speculative nature of this investment.

                      1.5 The Subscriber acknowledges receipt and careful review of the Memorandum and all other documents furnished in connection with this transaction (collectively, the "Offering Documents") and hereby represents that he has been furnished by the Company during the course of this transaction with all information regarding the Company which he has requested or desires to know; and that such information and documents have, in his opinion, afforded the Subscriber with all of the same information that would be provided him in a registration statement filed under the Act; that he has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the terms and conditions of the offering, and any additional information which he had requested.

                      1.6 The Subscriber acknowledges that this offering of Units may involve tax consequences and that the contents of the Offering Documents do not contain tax advice or information. The Subscriber acknowledges that he must retain his own professional advisors to evaluate the tax and other consequences of an investment in the Units.

                      1.7 The Subscriber acknowledges that this offering of Units has not been reviewed by the United States Securities and Exchange Commission ("SEC") because of the Company's representations that this is intended to be a nonpublic offering pursuant to Sections 4(2) or 3(b) of the Act. The Subscriber represents that the Shares and Warrants comprising his Units are being purchased for his own account, for investment and not for distribution or resale to others. The Subscriber agrees that he will not sell or otherwise transfer such securities unless they are registered under the Act or unless an exemption from such registration is available.

                                                             Page 16 of 27 Pages
                                                                 ----  ----


                      1.8 The Subscriber understands that the Shares and Warrants comprising the Units have not been registered under Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon his investment intention. In this connection, the Subscriber understands that it is the position of the SEC that the statutory basis for such exemption would not be present if his representation merely meant that his present intention was to hold such securities for a short period, such as the capital gains period of tax statutes, for a deferred sale, for a market rise, assuming that a market develops, or for any other fixed period. The Subscriber realizes that, in the view of the SEC, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with his representation to the Company, and the SEC might regard such a sale or disposition as a deferred sale to which such exemptions are not available.

                      1.9 The Subscriber understands that there is no public market for the Shares and Warrants comprising the Units and that only a limited public market exists for the Common Stock issuable upon conversion of the Shares and exercise of the Warrants (the "Reserved Shares"). Rule 144 (the "Rule") promulgated under the Act requires, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Act. The Subscriber understands that the Company makes no representation or warranty regarding its fulfillment in the future of any reporting requirements under the Securities Exchange Act of 1934, as amended, or its dissemination to the public of any current financial or other information concerning the Company, as is required by the Rule as one of the conditions of its availability. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register the securities comprising the Units under the Act, with the exception of certain registration rights relating to the Warrants and the Reserved Shares set forth in Article IV herein. The Subscriber consents that the Company may, if it desires, permit the transfer of the securities comprising the Units or issuable upon conversion or exercise thereof out of his name only when his request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Act or any applicable state "blue sky" laws (collectively "Securities Laws") and subject to the provisions of Section 1.10 hereof. The Subscriber agrees to hold the Company and its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by him contained herein or in the Investor Questionnaire or any sale or distribution by the undersigned Subscriber in violation of any Securities Laws.

                      1.10 The Subscriber agrees not to sell, transfer, assign, hypothecate or otherwise dispose of the Shares, the Warrants or the Reserved Shares for a period of one year from the Initial Closing.

                      1.11 The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Shares and Warrants comprising his Units and the Reserved Shares stating that they have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale thereof.

                                                             Page 17 of 27 Pages
                                                                 ----  ----


                      1.12 The Subscriber understands that the Company will review this Subscription Agreement and the Investor Questionnaire and otherwise review the financial standing of the Subscriber; and it is agreed that the Company reserves the unrestricted right to reject or limit any subscription.

                      1.13 The Subscriber hereby represents that the address of Subscriber furnished by him at the end of this Subscription Agreement is the undersigned's principal residence if he is an individual or its principal business address if it is a corporation or other entity.

                      1.14 The Subscriber acknowledges that if he is a Registered Representative of an NASD member firm, he must give such firm the notice required by the NASD's Rules of Fair Practice, receipt of which must be acknowledged by such firm on the signature page hereof.

                      1.15 The Subscriber hereby represents that, except as set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Company or any agent, employee or affiliate of the Company and in entering into this transaction, the Subscriber is not relying on any information, other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

                      1.16 The Subscriber acknowledges that at such time, if ever, as his Warrants or Reserved Shares are registered, sales of such securities will be subject to state securities laws, including those of New Jersey which require any securities sold in New Jersey to be sold through a registered broker-dealer or in reliance upon an exemption from registration.

                      1.17 The Subscriber acknowledges that the maximum number of Units to be sold pursuant to the Memorandum may be increased, at the discretion of the Company and the Placement Agent, by up to seven additional Units.


II. REPRESENTATIONS BY THE COMPANY

                      The Company represents and warrants to the Subscriber that prior to the consummation of this offering and at the Closing Date:

                      (a) The Company is a corporation duly organized, existing and in good standing under the laws of the State of Nevada and has the corporate power to conduct the business which it conducts and proposes to conduct and is qualified to do business in California.

                      (b) The execution, delivery and performance of this Subscription Agreement by the Company will have been duly approved by the Board of Directors of the Company and all other actions required to authorize and effect the offer and sale of the Units and the securities contained therein will have been duly taken and approved.

                                                             Page 18 of 27 Pages
                                                                 ----  ----


                      (c) The Shares and Warrants comprising the Units have been duly and validly authorized and when issued and paid for in accordance with the terms hereof, will be duly and validly issued and fully paid and non assessable.

                      (d) The Company will at all times have authorized and reserved a sufficient number of Reserved Shares to provide for conversion of the Shares and exercise of the Warrants.

                      (e) The Company has obtained, or is in the process of obtaining, all licenses, permits and other governmental authorizations necessary to the conduct of its business; such licenses, permits and other governmental authorizations obtained are in full force and effect; and the Company is in all material respects complying therewith.

                      (f) The Company knows of no pending or threatened legal or governmental proceedings to which the Company is a party which could materially adversely affect the business, property, financial condition or operations of the Company.

                      (g) The Company is not in violation of or default under, nor will the execution and delivery of this Subscription Agreement, the issuance of the Shares or the Warrants, and the incurrence of the obligations herein and therein set forth and the consummation of the transactions herein or therein contemplated, result in a violation of, or constitute a default under, the Company's articles of incorporation or by-laws, any material obligations, agreement, covenant or condition contained in any bond, debenture, note or other evidence of indebtedness or in any material contract, indenture, mortgage, loan agreement, lease, joint venture or other agreement or instrument to which the Company is a party or by which it or any of its properties may be bound or any material order, rule, regulation, writ, injunction, or decree of any government, governmental instrumentality or court, domestic or foreign.

                      (h) The financial information contained in the Memorandum presents fairly the financial condition of the Company as of the dates and for the periods indicated.

                 III. TERMS OF SUBSCRIPTION

                      3.1 The subscription period will begin as of September 25, 1997 and will terminate at 11:59 PM Eastern time on November 25, 1997, unless extended by the Company and the Placement Agent for up to an additional 60 days (the "Termination Date"). Of the Units, 27 will be offered on a "best efforts-all or none" basis and the remaining 27 Units will be offered on a "best efforts" basis as more particularly set forth in the Memorandum. The minimum subscription per subscriber shall be one Unit ($150,000), provided, however, that smaller investments may be accepted at the discretion of the Placement Agent and the Company.

                      3.2 Placement of the Units will be made by Commonwealth Associates (the "Placement Agent"), which will receive (i) a placement fee in the amount of 7% of the purchase

                                                             Page 19 of 27 Pages
                                                                 ----  ----


price of the Units placed; (ii) a non-accountable expense allowance of 2% of the purchase price of the Units; (iii) a structuring fee in the amount of 3% of the purchase price of the Units placed; (iv) warrants to purchase up to 7,256,250 shares of Common Stock of the Company exercisable at $.375 per share for assisting the Company in the placement and (iv) other compensation as summarized in the Memorandum.

                      3.3 Pending the sale of the Units, all funds paid hereunder shall be deposited by the Company in escrow with United States Trust Company of New York. If the Company shall not have obtained subscriptions (including this subscription) for purchases of 27 Units for an aggregate purchase price of $4,050,000 on or before the Termination Date, then this subscription shall be void and all funds paid hereunder by the Subscriber, without interest, shall be promptly returned to the Subscriber, subject to paragraph 3.5 hereof. If 27 Units are sold at or prior to the Termination Date, then all subscription proceeds shall be paid over to the Company within ten days thereafter. In such event, placements of additional Units may continue until the Termination Date, with subsequent releases of funds to be at the mutual consent of the Company and the Placement Agent.

                      3.4 The Subscriber hereby authorizes and directs the Company to deliver certificates representing the securities to be issued to such Subscriber pursuant to this Subscription Agreement either (a) to the residential or business address indicated in the Confidential Purchaser Questionnaire or (b) directly to the Subscriber's account maintained with the Placement Agent, if any. (If the Subscriber does not desire the securities to be delivered to such account, the Subscriber should delete Subsection (b) of this Section 3.4.)

                      3.5 The Subscriber hereby authorizes and directs the Company to return any funds for unaccepted subscriptions to the same account from which the funds were drawn, including any customer account maintained with the Placement Agent.

                      3.6 The Subscriber acknowledges that at such time, if ever, as any of the Securities are registered, sales of such Securities will be subject to state securities laws, including those of states which may require any securities sold therein to be sold through a registered broker-dealer or in reliance upon an exemption from registration.

                      3.7 If the Subscriber is not a United States person, such Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities,
(ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. Such Subscriber's subscription and payment for, and his or her continued beneficial ownership of the Securities, will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

                                                             Page 20 of 27 Pages
                                                                 ----  ----


              IV. REGISTRATION RIGHTS

                  4.1 The Company hereby agrees with the holders of the Reserved Shares or their transferees (collectively, the "Holders") to use its best efforts to ensure that the Warrants and the Reserved Shares (collectively, the "Registrable Securities") shall be registered for resale under the Act, subject to the lock-up provisions of Section 1.10 hereof, nine months after the final Closing.

                      The obligation of the Company under this Section 4.1 shall be limited to one registration statement and shall not apply to any Registrable Securities which at the time are eligible for resale pursuant to Rule 144(k). The Company shall pay the expenses described in Section 4.3 for the registration statement filed pursuant to this Section 4.1, except for underwriting discounts and commissions and legal fees of the Holders, which shall be borne by the Holders.

                      The foregoing notwithstanding, the Company may defer any such registration pursuant to this Section 4.1 for a period of not more than ninety (90) days if the Company's Board of Directors determines in good faith that it would be in the best interest of shareholders to do so.

                  4.2 Registration Procedures. If and whenever the Company is required by the provisions of Section 4.1 to effect the registration of Registrable Securities under the Act, the Company will, until such time as the Registrable Securities may be sold under Rule 144 without volume limitation:

                      (a) prepare and file with the SEC a registration statement with respect to such securities, and use its best efforts to cause such registration statement to become and remain effective;

                      (b) prepare and file with the SEC such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective;

                      (c) furnish to the security holders participating in such registration and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters may reasonably request in order to facilitate the public offering of such securities;

                      (d) use its best efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as such participating holders may reasonably request in writing within twenty (20) days following the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified;

                                                             Page 20 of 27 Pages
                                                                 ----  ----


                      (e) notify the security holders participating in such registration, promptly after it shall receive notice thereof, of the time when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed;

                      (f) notify such holders promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information;

                      (g) prepare and file with the SEC, promptly upon the request of any such holders, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such holders (and concurred in by counsel for the Company), is required under the Act or the rules and regulations thereunder in connection with the distribution of Common Stock by such holder;

                      (h) prepare and promptly file with the SEC and promptly notify such holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

                      (i) advise such holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

                  4.3 Expenses.

                      (a) With respect to the registration required pursuant to
Section 4.1 hereof, all fees, costs and expenses of and incidental to such registration, inclusion and public offering (as specified in paragraph (b) below) in connection therewith shall be borne by the Company, provided, however, that any securityholders participating in such registration shall bear their pro rata share of the underwriting discount and commissions and transfer taxes.

                      (b) The fees, costs and expenses of registration to be borne by the Company as provided in paragraph (a) above shall include, without limitation, all registration, filing, and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered and

                                                             Page 22 of 27 Pages
                                                                 ----  ----


qualified (except as provided in 4.3(a) above). Fees and disbursements of counsel and accountants for the selling securityholders and any other expenses incurred by the selling securityholders not expressly included above shall be borne by the selling securityholders.

                  4.4 Indemnification.

                      (a) The Company will indemnify and hold harmless each holder of Registrable Securities which are included in a registration statement pursuant to the provisions of Section 4.1 hereof, its directors and officers, and any underwriter (as defined in the Act) for such holder and each person, if any, who controls such holder or such underwriter within the meaning of the Act, from and against, and will reimburse such holder and each such underwriter and controlling person with respect to, any and all loss, damage, liability, cost and expense to which such holder or any such underwriter or controlling person may become subject under the Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost or expenses arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such holder, such underwriter or such controlling person in writing specifically for use in the preparation thereof.

                      (b) Each holder of Registrable Securities included in a registration pursuant to the provisions of Section 4.1 hereof will indemnify and hold harmless the Company, its directors and officers, any controlling person and any underwriter from and against, and will reimburse the Company, its directors and officers, any controlling person and any underwriter with respect to, any and all loss, damage, liability, cost or expense to which the Company or any controlling person and/or any underwriter may become subject under the Act or otherwise, insofar as such losses, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in strict conformity with written information furnished by or on behalf of such holder specifically for use in the preparation thereof.

                      (c) Promptly after receipt by an indemnified party pursuant to the provisions of paragraph (a) or (b) of this Section 4.4 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions such indemnified party will, if

                                                             Page 23 of 27 Pages
                                                                 ----  ----


a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph (a) or (b), promptly notify the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, provided, however, if counsel for the indemnifying party concludes that a single counsel cannot under applicable legal and ethical considerations, represent both the indemnifying party and the indemnified party, the indemnified party or parties have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said paragraph (a) or (b) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the provisions of the preceding sentence, (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

                   V. MISCELLANEOUS

                      5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to the Company, at its registered office, 2105 Hamilton Avenue, Suite 240, San Jose, California 95125, Attention:
President and to the Subscriber at his address indicated on the last page of this Subscription Agreement. Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

                      5.2 This Subscription Agreement shall not be changed, modified or amended except by a writing signed by the parties to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

                      5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

                                                             Page 24 of 27 Pages
                                                                 ----  ----


                      5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated before a court located in New York City and they hereby submit to the exclusive jurisdiction of the courts of the State of New York located in New York, New York and of the federal courts in the Southern District of New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the undersigned shall furnish in writing to the other.

                      5.5 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Units as herein provided; subject, however, to the right hereby reserved to the Company to enter into the same agreements with other subscribers and to add and/or to delete other persons as subscribers.

                      5.6 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

                      5.7 It is agreed that a waiver by either party of a breach of any provision of this Subscription Agreement shall not operate, or be construed, as a waiver of any subsequent breach by that same party.

                      5.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

                      5.9 The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law, provided, that the Company may use information relating to the Subscriber in any registration statement under the Act with respect to the Warrants or the Reserved Shares.

                                                             Page 25 of 27 Pages
                                                                 ----  ----


                  VI. BLUE SKY LEGENDS


                      California

                      The sale of securities which are the subject of this agreement has not been qualified with the Commissioner of Corporations of the State of California and the issuance of such securities or the payment or receipt of any part of the consideration for such securities prior to such qualification is unlawful, unless the sale of securities is exempt from qualification by Section 25100, 25102 or 25105 of the California Corporations Code. The rights of all parties to this agreement are expressly conditioned upon such qualification being obtained, unless the sale is so exempt.

                      Connecticut

                      The undersigned acknowledges that the Securities have not been registered under the Connecticut Uniform Securities Act, as amended (the "Act") and are subject to restrictions on transferability and sale of securities as set forth herein. The undersigned hereby agrees that such Securities will not be transferred or sold without registration under the Act or exemption therefrom.

                      Maine

                      These securities are being sold pursuant to an exemption from registration with the bank superintendent of the State of Maine under
Section 10502(2)(r) of Title 32 of the Maine revised statutes. These securities may be deemed restricted securities and as such the holder may not be able to resell the securities unless pursuant to registration under state or federal securities laws or unless an exemption under such laws exists.

                      Missouri

                      The undersigned acknowledges that the Securities have not been registered under the Missouri Uniform Securities Act, as amended (the "Act") and are subject to restrictions on transferability and sale of securities as set forth herein. The undersigned hereby acknowledges that such Securities may be disposed of only through a licensed broker-dealer. It is a felony to sell securities in violation of the Missouri Securities Act.

                      Pennsylvania

                      The undersigned hereby acknowledges that the Issuer is relying upon the exemption from registration of securities set forth in Section 203(d) of the Pennsylvania Securities Act of 1972, as amended (the "Pennsylvania Act") in connection with the sale of the Securities to the undersigned.

                                                             Page 26 of 27 Pages
                                                                 ----  ----


                      In accordance with the requirements of Section 203(d) of the Pennsylvania Act, the undersigned hereby agrees not to sell his Securities within twelve (12) months from the date of purchase except pursuant to Section
204.01 of the Blue Sky Regulations of the Pennsylvania Securities Act of 1972. Additionally, the undersigned is aware of the right of withdrawal under Section 207(m) of the Act described in the cover pages of the Memorandum.

                      Texas

                      The undersigned hereby acknowledges that the Securities cannot be sold unless they are subsequently registered under the Securities Act of 1933, as amended, and the Texas Securities Act, or an exemption from registration is available. The undersigned further acknowledges that because the Securities are not readily transferable, he must bear the economic risk of his investment for an indefinite period of time.

                                                             Page 27 of 27 Pages
                                                                 ----  ----


                  IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

--------------------------------------     --------------------------------------------
Signature of Subscriber                    Signature of Co-Subscriber

--------------------------------------     --------------------------------------------
Name of Subscriber                         Name of Co-Subscriber
  [please print]

--------------------------------------     --------------------------------------------
Address of Subscriber                      Address of Co-Subscriber

--------------------------------------     --------------------------------------------
Social Security or Taxpayer                Social Security or Taxpayer Identification
Identification Number of Subscriber          Number of Co-Subscriber

--------------------------------------
Subscriber's Account Number
at Commonwealth Associates


--------------------------------------
Number of Units Subscribed For


*If Subscriber is a Registered Representative with an NASD member firm, have the following acknowledgement signed by the appropriate party:

The undersigned NASD member firm
acknowledges receipt of the notice
required by Rule 3050 of the NASD          Subscription Accepted:
Conduct Rules.
                                           DATALINK SYSTEMS CORPORATION

------------------------------
Name of NASD Member Firm                   By: ______________________________


By   ______________________________        Date:  ____________________
     Authorized Officer
